The information in this preliminary term sheet is not complete and may be changed. This preliminary term sheet and the accompanying product supplement, prospectus supplement and prospectus are not an offer to sell these notes and we are not soliciting an offer to buy these notes in any jurisdiction where the offer or sale is not permitted.

Subject to Completion Preliminary Term Sheet dated October 6, 2025

Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-285508

(To Product Supplement No. EQUITY ARN-1 dated July 29,
2025, Prospectus Supplement dated March 25, 2025

and Prospectus dated March 25, 2025)

Units $10 principal amount per unit CUSIP No.	Pricing Date* Settlement Date* Maturity Date*	October , 2025 October , 2025 December , 2026
*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Accelerated Return Notes® Linked to the Global X Uranium ETF

▪	Maturity of approximately 14 months
▪	3-to-1 upside exposure to increases in the Underlying Fund, subject to a capped return of [30.00% to 34.00%]
▪	1-to-1 downside exposure to decreases in the Underlying Fund, with up to 100% of your principal at risk
▪	All payments occur at maturity and are subject to the credit risk of Bank of Montreal
▪	No periodic interest payments
▪	In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.05 per unit. See “Structuring the Notes”
▪	Limited secondary market liquidity, with no exchange listing
▪	The notes are the unsecured obligations of Bank of Montreal. The notes are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency.

The notes are being issued by Bank of Montreal (“BMO”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-6 of this term sheet and beginning on page PS-5 of product supplement EQUITY ARN-1.

The estimated initial value of the notes determined by us as of the pricing date, which we refer to as the initial estimated value, is expected to be within the range of $9.00 and $9.46 per unit and will be less than the public offering price listed below. However, as discussed in more detail in this term sheet, the actual value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See “Summary” on the following page, “Risk Factors” beginning on page TS-6 of this term sheet and “Structuring the Notes” below for additional information.

The notes are not bail-inable notes and are not subject to conversion into our common shares or the common shares of any of our affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.

_________________________

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

_________________________

	Per Unit	Total
Public offering price(1)	$ 10.000	$
Underwriting discount(1)	$ 0.175	$
Proceeds, before expenses, to BMO	$ 9.825	$

(1)	For any purchase of 300,000 units or more in a single transaction by an individual investor or in combined transactions with the investor’s household in this offering, the public offering price and the underwriting discount will be $9.950 per unit and $0.125 per unit, respectively. See “Supplement to the Plan of Distribution” below.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities

October , 2025

Accelerated Return Notes®
Linked to the Global X Uranium ETF, due December , 2026

Summary

The Accelerated Return Notes® Linked to the Global X Uranium ETF, due December , 2026 (the “notes”) are our senior unsecured debt securities. The notes are not insured by the Canada Deposit Insurance Corporation or the Federal Deposit Insurance Corporation, or secured by collateral. The notes rank equally with all of our other unsecured senior debt from time to time outstanding. Any payments due on the notes, including any repayment of principal, are subject to our credit risk.

The notes provide you a leveraged return, subject to a cap, if the Ending Value of the Market Measure, which is the Global X Uranium ETF (the “Underlying Fund”), is greater than the Starting Value. If the Ending Value is equal to the Starting Value, you will receive the principal amount of your notes. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Underlying Fund, subject to our credit risk. See “Terms of the Notes” below.

Our initial estimated value of the notes equals the sum of the values of the following hypothetical components:

•	a fixed-income debt component with the same tenor as the notes, valued using our internal funding rate for structured notes; and

•	one or more derivative transactions relating to the economic terms of the notes.

The internal funding rate used in the determination of the initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The value of these derivative transactions is derived from our internal pricing models. These models are based on factors such as the traded market prices of comparable derivative instruments and on other inputs, which include volatility, dividend rates, interest rates and other factors. As a result, the initial estimated value of the notes is based on market conditions at the time it is calculated.

The economic terms of the notes (including the Capped Value) are based on our internal funding rate described above. Our internal funding rate is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charge described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes.

For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” and “Structuring the Notes” below.

Terms of the Notes		Redemption Amount Determination
Issuer:	Bank of Montreal (“BMO”)	On the maturity date, you will receive a cash payment per unit determined as follows:
Principal Amount:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:	The Global X Uranium ETF (Bloomberg symbol: “URA”)
Starting Value:	The Closing Market Price of the Underlying Fund on the pricing date
Ending Value:	The average of the products of the Closing Market Price of the Underlying Fund on each calculation day occurring during the Maturity Valuation Period times its Price Multiplier on that day. The scheduled calculation days are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-24 of product supplement EQUITY ARN-1.
Price Multiplier:	1, subject to adjustment for certain events relating to the Underlying Fund, as described beginning on page PS-27 of product supplement EQUITY ARN-1
Participation Rate:	300%
Capped Value:	[$13.00 to $13.40] per unit, which represents a return of [30.00% to 34.00%] over the principal amount. The actual Capped Value will be determined on the pricing date.
Maturity Valuation Period:	Five scheduled calculation days shortly before the maturity date.
Fees and Charges:	The underwriting discount of $0.175 per unit listed on the cover page and the hedging related charge of $0.05 per unit described in “Structuring the Notes” below.
Joint Calculation Agents:	BMO Capital Markets Corp. (“BMOCM”) and BofA Securities, Inc. (“BofAS”), acting jointly.

Accelerated Return Notes®	TS-2

Accelerated Return Notes®
Linked to the Global X Uranium ETF, due December , 2026

The terms and risks of the notes are contained in this term sheet and in the following:

▪	Product supplement EQUITY ARN-1 dated July 29, 2025: https://www.sec.gov/Archives/edgar/data/927971/000121465925011042/y725250424b2.htm

▪	Prospectus Supplement and Prospectus dated March 25, 2025: https://www.sec.gov/Archives/edgar/data/927971/000119312525062081/d840917d424b5.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) or BofAS by calling toll-free at 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY ARN-1. When we refer to “we,” “us” or “our” in this term sheet, we refer only to Bank of Montreal.

“Accelerated Return Notes®” and “ARNs®” are the registered service marks of Bank of America Corporation, the parent company of MLPF&S and BofAS.

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the Underlying Fund will increase moderately from the Starting Value to the Ending Value.

▪	You are willing to risk a loss of principal and return if the Underlying Fund decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the notes will be capped.

▪	You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.

▪	You are willing to forgo dividends or other benefits of owning the shares of the Underlying Fund or the securities held by the Underlying Fund.

▪	You are willing to accept a limited market or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and fees and charges on the notes.

▪	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

▪	You believe that the Underlying Fund will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

▪	You seek principal repayment or preservation of capital.

▪	You seek an uncapped return on your investment.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the shares of the Underlying Fund or the securities held by the Underlying Fund.

▪	You seek an investment for which there will be a liquid secondary market.

▪	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Accelerated Return Notes®	TS-3

Accelerated Return Notes®
Linked to the Global X Uranium ETF, due December , 2026

Hypothetical Payout Profile and Examples of Payments at Maturity

The graph below is based on hypothetical numbers and values.

Accelerated Return Notes®

This graph reflects the returns on the notes, based on the Participation Rate of 300% and a hypothetical Capped Value of $13.20 per unit (the midpoint of the Capped Value range of [$13.00 to $13.40]). The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the Underlying Fund, excluding dividends.

This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100.00, the Participation Rate of 300%, a hypothetical Capped Value of $13.20 per unit and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value and Capped Value, and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual prices of the Underlying Fund, see “The Underlying Fund” section below. The Ending Value will not include any income generated by dividends paid on the Underlying Fund, which you would otherwise be entitled to receive if you invested in the Underlying Fund directly. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.00	-100.00%
50.00	-50.00%	$5.00	-50.00%
60.00	-40.00%	$6.00	-40.00%
70.00	-30.00%	$7.00	-30.00%
80.00	-20.00%	$8.00	-20.00%
90.00	-10.00%	$9.00	-10.00%
95.00	-5.00%	$9.50	-5.00%
97.50	-2.50%	$9.75	-2.50%
100.00(1)	0.00%	$10.00	0.00%
102.50	2.50%	$10.75	7.50%
105.00	5.00%	$11.50	15.00%
110.00	10.00%	$13.00	30.00%
110.67	10.67%	$13.20(2)	32.00%
120.00	20.00%	$13.20	32.00%
130.00	30.00%	$13.20	32.00%
140.00	40.00%	$13.20	32.00%
150.00	50.00%	$13.20	32.00%
160.00	60.00%	$13.20	32.00%

(1)	The hypothetical Starting Value of 100.00 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Underlying Fund.
(2)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

Accelerated Return Notes®	TS-4

Accelerated Return Notes®
Linked to the Global X Uranium ETF, due December , 2026

Redemption Amount Calculation Examples

Example 1
The Ending Value is 50.00, or 50.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 50.00
= $5.00 Redemption Amount per unit

Example 2
The Ending Value is 102.50, or 102.50% of the Starting Value:
Starting Value: 100.00
Ending Value: 102.50
= $10.75 Redemption Amount per unit

Example 3
The Ending Value is 130.00, or 130.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 130.00
= $19.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $13.20 per unit

Accelerated Return Notes®	TS-5

Accelerated Return Notes®
Linked to the Global X Uranium ETF, due December , 2026

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-5 of product supplement EQUITY ARN-1, page S-2 of the prospectus supplement, and page 9 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Structure-related Risks

▪	Depending on the performance of the Underlying Fund as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	The notes do not pay interest, and any return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Any positive return on your investment is limited to the return represented by the Capped Value and may be less than a comparable investment directly in shares of the Underlying Fund or the securities held by the Underlying Fund.

▪	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

Valuation and Market-related Risks

▪	Our initial estimated value of the notes is only an estimate, and is based on a number of factors. The public offering price of the notes may exceed our initial estimated value, because costs associated with offering, structuring and hedging the notes are included in the public offering price, but are not included in the estimated value. These costs will include any underwriting discount and selling concessions and the cost of hedging our obligations under the notes through one or more hedge counterparties (which may be one or more of our affiliates or an agent or its affiliates). Such hedging cost includes our or our hedge counterparty’s expected cost of providing such hedge, as well as the profit we or our hedge counterparty expect to realize in consideration for assuming the risks inherent in providing such hedge.

▪	To determine the terms of the notes, we use an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt. As a result, the terms of the notes are less favorable to you than if we had used a higher funding rate.

▪	Our initial estimated value of the notes is derived using our internal pricing models. This value is based on market conditions and other relevant factors, which include volatility of the Underlying Fund, dividend rates and interest rates. Different pricing models and assumptions, including those used by the agent, its affiliates or other market participants, could provide values for the notes that are greater than or less than our initial estimated value. In addition, market conditions and other relevant factors after the pricing date are expected to change, possibly rapidly, and our assumptions may prove to be incorrect. After the pricing date, the value of the notes could change dramatically due to changes in market conditions, our creditworthiness, and the other factors discussed in the next risk factor. These changes are likely to impact the price, if any, at which we, BofAS or any of our respective affiliates would be willing to purchase the notes from you in any secondary market transactions. Our initial estimated value does not represent a minimum price at which we, BofAS or any of our respective affiliates or any other party would be willing to buy your notes in any secondary market at any time.

▪	A trading market is not expected to develop for the notes. None of us, MLPF&S, BofAS or any of our respective affiliates is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Conflict-related Risks

▪	Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trading in shares of the Underlying Fund or the securities held by the Underlying Fund), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may adversely affect the market value of and return on the notes and may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agents, one of which is our affiliate and one of which is BofAS. We have the right to appoint and remove the calculation agents.

Market Measure-related Risks

▪	The sponsor and advisor of the Underlying Fund may adjust the Underlying Fund in a way that affects its value, and these entities have no obligation to consider your interests.

▪	The sponsor of the index underlying the Underlying Fund may adjust such index in a way that affects its level, and has no obligation to consider your interests.

▪	You will have no rights of a holder of shares of the Underlying Fund or the securities held by the Underlying Fund, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

Accelerated Return Notes®	TS-6

Accelerated Return Notes®
Linked to the Global X Uranium ETF, due December , 2026

▪

While we, MLPF&S, BofAS or our respective affiliates may from time to time own shares of the Underlying Fund or the securities held by the Underlying Fund, we, MLPF&S, BofAS and our respective affiliates do not control the Underlying Fund or any company included in the Underlying Fund, and have not verified any disclosure made by any company.

▪	There are liquidity and management risks associated with the Underlying Fund.

▪	The performance of the Underlying Fund may not correlate with the performance of the securities held by the Underlying Fund as well as the net asset value per share of the Underlying Fund, especially during periods of market volatility when the liquidity and the market price of shares of the Underlying Fund and/or the securities held by the Underlying Fund may be adversely affected, sometimes materially.

▪	The Redemption Amount will not be adjusted for all corporate events that could affect the Underlying Fund. See “Description of the ARNs—Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds” in product supplement EQUITY ARN-1.

▪	Your return on the notes may be affected by factors affecting the international securities markets, specifically changes in the countries represented by the Underlying Fund.

▪

Most of the securities held by the Underlying Fund are traded in a currency other than U.S. dollars and, for purposes of calculating the value of the Underlying Fund, are converted into U.S. dollars. Therefore, the value of the Underlying Fund will depend in part on the relevant exchange rates.

Tax-related Risks

▪	The U.S. federal income tax consequences of an investment in the notes are unclear. There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”) with respect to the notes. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with our intended treatment of them, as described in “United States Federal Income Tax Considerations” below. If the IRS were successful in asserting an alternative treatment of the notes, the tax consequences of the ownership and disposition of the notes, including the timing and character of income recognized by U.S. investors, and the withholding tax consequences to non-U.S. investors, might be materially and adversely affected. Even if the treatment of the notes is respected, a note may be treated as a “constructive ownership transaction,” with potentially adverse consequences described below under “United States Federal Income Tax Considerations.” Moreover, future legislation, Treasury regulations or IRS guidance could adversely affect the U.S. federal income tax treatment of the notes, possibly retroactively.

▪	You should review carefully the sections of this term sheet and the accompanying product supplement entitled “United States Federal Income Tax Considerations” and consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Additional Risk Factors

The equity securities composing the Underlying Fund are concentrated in the uranium sector.

All or substantially all of the equity securities composing the Underlying Fund are issued by companies whose primary line of business is directly associated with the uranium mining, exploration and technologies related to the uranium industry. As a result, the value of the notes may be subject to greater volatility and may be more adversely affected by a single economic, political or regulatory occurrence affecting this sector than a different investment linked to securities of a more broadly diversified group of issuers. The uranium sector is exposed to risks related to the uranium mining industry, the exploration industry, the oil, gas and consumable fuels industry and the energy sector. The uranium mining industry can be significantly affected by competitive pressures in the uranium mining industry and the price of uranium. The exploration and development of mineral deposits involve significant financial risks over a significant period of time. Few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site. In addition, mineral exploration companies typically operate at a loss and are dependent on securing equity and/or debt financing, which might be more difficult to secure for an exploration company than for a more established counterpart. Companies in this sector are subject to substantial government regulation and contractual fixed pricing, which may increase the cost of business and limit these companies’ earnings.

The notes are subject to risks relating to emerging markets with respect to the Underlying Fund.

Some of the equity securities composing the Underlying Fund have been issued by companies in countries based in emerging markets. Emerging markets pose further risks in addition to the risks associated with investing in foreign equity markets generally. Countries with emerging markets may have relatively unstable financial markets and governments; may present the risks of nationalization of businesses; may impose restrictions on currency conversion, exports or foreign ownership and prohibitions on the repatriation of assets; may pose a greater likelihood of regulation by the national, provincial and local governments of the emerging market countries, including the imposition of currency exchange laws and taxes; and may have less protection of property rights, less access to legal recourse and less comprehensive financial reporting and auditing requirements than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. Moreover, the economies in such countries may differ unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources, self-sufficiency and balance of payment positions. The currencies of emerging markets may also be less liquid and more volatile than those of developed markets and may be affected by political and economic developments in different ways than developed markets. The foregoing factors may adversely affect the performance of companies based in emerging markets.

A limited number of securities held by the Underlying Fund may affect its price, and the securities held by the Underlying Fund are not necessarily representative of the uranium industry.

While the securities held by the Underlying Fund are common stocks of companies generally considered to be involved in various segments of the uranium industry, the securities held by the Underlying Fund may not follow the price movements of the entire uranium industry generally. As of the date of this term sheet, a small number of securities make up a significant portion of the total weight of the Underlying Fund’s holdings. If these securities decline in value, the Underlying Fund will likely decline in value even if security prices in the uranium industry generally increase in value.

Accelerated Return Notes®	TS-7

Accelerated Return Notes®
Linked to the Global X Uranium ETF, due December , 2026

The Underlying Fund

The Underlying Fund is issued by Global X Funds®, a registered investment company. The Underlying Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Solactive Global Uranium & Nuclear Components Total Return Index, a modified market capitalization-weighted index that is designed to measure the performance of global companies that have or are expected to have business operations or exposure in the uranium industry, including uranium mining, exploration for uranium, uranium investments, technologies related to the uranium industry and the production of nuclear components. Information provided to or filed with the SEC under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-151713 and 811-22209 and can be inspected through the SEC’s website at www.sec.gov. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. None of such publicly available information is incorporated by reference into this term sheet. The Underlying Fund is listed on NYSE Arca, Inc. under the ticker symbol “URA.” For more information about the Solactive Global Uranium & Nuclear Components Total Return Index, see “—The Solactive Global Uranium & Nuclear Components Total Return Index” below.

This term sheet relates only to the notes offered hereby and does not relate to the Underlying Fund. We have derived all disclosures contained in this term sheet regarding the Underlying Fund from the publicly available documents described in the preceding paragraph, without independent investigation. In connection with the offering of the notes, neither we nor any agent has participated in the preparation of such documents or made any due diligence inquiry with respect to the Underlying Fund. Neither we nor any agent has independently verified the accuracy or completeness of any information with respect to the Underlying Fund in connection with the offer and sale of the notes. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the Underlying Fund have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the Underlying Fund could affect the value of, and any payments on, the notes.

We and/or our affiliates may presently or from time to time engage in business with the Underlying Fund. In the course of such business, we and/or our affiliates may acquire non-public information with respect to the Underlying Fund, and neither we nor any of our affiliates undertakes to disclose any such information to you. In addition, one or more of our affiliates may publish research reports with respect to the Underlying Fund. The statements in the preceding two sentences are not intended to affect the rights of investors in the notes under the securities laws.

The Solactive Global Uranium & Nuclear Components Total Return Index

We obtained all information contained in this term sheet regarding the Solactive Global Uranium & Nuclear Components Total Return Index including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, Solactive AG (“Solactive”), the index sponsor. Solactive has no obligation to continue to publish, and may discontinue publication of, the Solactive Global Uranium & Nuclear Components Total Return Index at any time. Neither we nor any agent has independently verified the accuracy or completeness of any information with respect to the Solactive Global Uranium & Nuclear Components Total Return Index in connection with the offer and sale of notes.

In addition, information about the Solactive Global Uranium & Nuclear Components Total Return Index may be obtained from other sources including, but not limited to, Solactive’s website. We are not incorporating by reference into this term sheet the website or any material it includes. Neither we nor any agent makes any representation that such publicly available information regarding the Solactive Global Uranium & Nuclear Components Total Return Index is accurate or complete.

The Solactive Global Uranium & Nuclear Components Total Return Index is calculated on each weekday on which the New York Stock Exchange (“NYSE”), The Nasdaq Stock Market and the London Stock Exchange are each open for general business (each, a “Calculation Day”). The Solactive Global Uranium & Nuclear Components Total Return Index is reported by Bloomberg L.P. under the ticker symnbol “SOLURANT.”

The Solactive Global Uranium & Nuclear Components Total Return Index is a modified market capitalization-weighted index that is designed to measure the performance of global companies that have or are expected to have business operations or exposure in the uranium industry including uranium mining, exploration for uranium, uranium investments, technologies related to the uranium industry and the production of nuclear components. The Solactive Global Uranium & Nuclear Components Total Return Index has a base date of January 30, 2018.

Composition of the Solactive Global Uranium & Nuclear Components Total Return Index

Selection of Index Components

The composition of the Solactive Global Uranium & Nuclear Components Total Return Index is adjusted twice a year on the last day of each January and July on which the New York Stock Exchange is open for trading (a “NYSE trading day”), provided that if that day is not a day on which the New York Stock Exchange, the Nasdaq and the London Stock Exchange are open for general business (a “Calculation Day), then the relevant adjustment will take place on the second following Calculation Day. On the tenth NYSE trading day before an Adjustment Day (a “Selection Day”), Solactive provides the “Selection Pool” which, in respect of a Selection Day, consists of the companies that fulfill the following conditions:

•	Primary listing in one of the countries that are part of the Developed Markets and Emerging Markets (excluding China, India and Taiwan) as defined by the Solactive Country Classification;

Accelerated Return Notes®	TS-8

Accelerated Return Notes®
Linked to the Global X Uranium ETF, due December , 2026

•	Companies with significant business operations in the uranium industry (particularly in uranium mining and exploration for uranium) (“Pure Play Companies”) or conducting business operations that are related to the uranium industry (particularly in uranium mining, exploration for uranium, physical uranium investments and technologies related to the uranium industry) in which they generate large absolute revenues (“Non-Pure Play Companies”), or companies in the list of “Nuclear Component Producers” prepared by Solactive (“Nuclear Component Producer Companies”);

•	Free float market capitalization of at least US$50 million for companies that are not currently included in the Solactive Global Uranium & Nuclear Components Total Return Index on the Selection Day or at least US$30 million for companies that are currently included in the Solactive Global Uranium & Nuclear Components Total Return Index (the “Index Components”) on the Selection Day;

•	Average daily trading value in the three months prior to the Selection Day (or, in the case of a company that has completed a significant initial public offering (“significant IPO”) less than three months prior to the Selection Day, i.e. an IPO with a company level total market capitalization greater than the company level total market capitalization of at least 50% of the current Index Components as of the previous Selection Day, the period from the security’s first trading day to the Selection Day) of at least US$100,000 for companies that are not currently included in the Solactive Global Uranium & Nuclear Components Total Return Index on the Selection Day or at least US$50,000 for companies that are currently included in the Solactive Global Uranium & Nuclear Components Total Return Index on the Selection Day; and

•	Initial public offerings with less than three calendar months of trading history as of the Selection Day must have been listed at least 10 calendar days prior to the Selection Day, if considered as significant IPO, and three calendar months prior to the Selection Day, in the case of other IPOs.

The companies selected after completion of the above steps will be considered as exposed to controversial weapons and removed from the Selection Pool if (1) it is involved in the production development or maintenance of anti-personnel mines, biological or chemical weapons, cluster munitions, depleted uranium, nuclear weapons or any other weapons that violate humanitarian principles through normal use; (2) it produces or develops key and dedicated components for controversial weapons; (3) it holds more than a 20% stake in a company that is involved in controversial weapons; or (4) it is more than 50% owned by a company that is involved in controversial weapons.

The overall number of Non-Pure Play Companies and Nuclear Component Producer Companies (in aggregate) will be capped at 15, with preference given to current Index Components first and then prioritized by free float market capitalization. Otherwise, all members of the Selection Pool are included as Index Components. The selection of the Index Components is fully rule-based and no discretionary decisions can be made.

Weighting of the Index Components

On each Selection Day, the weights of the selected Index Components are determined by applying an effective market capitalization weighting scheme that accounts for liquidity in determining final weights.

•	The weight of a selected Index Component will be determined based on the lesser of free float market capitalization and average daily trading volume multiplied by 2000.

•	Non-Pure Play Companies and Nuclear Component Producer Companies will be capped at 2.00%.

•	The maximum weight of a Pure Play Company is 22.50%.

•	The aggregate weight of all Pure Play Companies with a weight larger than or equal to 5.00% will be capped at 47.50%.

•	All remaining Pure Play Companies are capped at 4.75%.

•	The aggregate weight of all Index Components structured as investment trusts which provide exposure to physical uranium is capped at 10%. Any excess weight resulting from this procedure will be redistributed to all the remaining constituents which are not capped on a pro-rata basis.

Quarterly Diversification Review

On each Monitoring Selection Day (as defined below), the Index Components will be reviewed for a breach of the following criteria:

•	The maximum weight of the top Index Component must not be larger than 25%. If this criterion is breached, the stock is capped at 22% and the excess weight is redistributed to other non-capped stocks.

•	The maximum aggregate weight of the top 5 Index Components must not exceed 60%. If this criterion is breached, the stocks will be proportionally capped at 55% and the excess weight is redistributed to other non-capped stocks.

•	The maximum weight of Index Components with a market liquidity below 250,000 shares traded (monthly average of the previous 6 months or available history if shorter) and US$25 million monthly average daily traded value (monthly average of the previous 6 months or available history if shorter) must not exceed 30%. If this criterion is breached, the stocks with a market liquidity below 250,000 shares traded (monthly average of the previous 6 months or available history if shorter) and US$25 million monthly average daily traded value (monthly average of the previous 6 months or available history if shorter) will be proportionally capped at 25% and the excess weight is redistributed to other non-capped stocks.

Accelerated Return Notes®	TS-9

Accelerated Return Notes®
Linked to the Global X Uranium ETF, due December , 2026

•	The maximum weight of Index Components with a market capitalization below US$100 million must not account for more than 10%. If this criterion is breached, stocks with market capitalization below US$100 million will be proportionally capped at 9% and the excess weight is redistributed to other non-capped stocks.

This reweighting process will be repeated until none of the constraints are breached. In the event that the above criteria cannot be satisfied using the buffers described above, the weighting will be reviewed by an oversight committee composed of staff from Solactive and its subsidiaries (the “Oversight Committee”). After the review, the decision will be announced publicly.

The “Monitoring Selection Day” is the NYSE trading day that is ten NYSE trading days before the Monitoring Adjustment Day. The “Monitoring Adjustment Day” is the last NYSE trading day in each April and October, provided that if that day is not a Calculation Day, then the relevant Monitoring Adjustment Day will be the second following Calculation Day.

Rebalance

In order to reflect the new selection of the Index Components determined on the Selection Day and new weights as determined on the Monitoring Selection Day, the Solactive Global Uranium & Nuclear Components Total Return Index is adjusted on the Adjustment Day and Monitoring Adjustment Day (each, a “Rebalance Day”) after the calculation time of its closing value. This is carried out by implementing the shares as determined on the Selection Day based on the weights calculated on the Selection Day. Solactive will publish any changes made to the Index Components with sufficient notice before the Rebalance Day on the Solactive website. The Solactive Global Uranium & Nuclear Components Total Return Index is not rebalanced extraordinarily.

Calculation of the Solactive Global Uranium & Nuclear Components Total Return Index

The Solactive Global Uranium & Nuclear Components Total Return Index is calculated as a net total return index. A net total return index seeks to replicate the overall return from holding a portfolio consisting of the Index Components. In order to achieve this aim, a net total return index considers payments, such as dividends, after the deduction of any withholding tax or other amounts an investor holding the Index Components would typically be exposed to.

The Solactive Global Uranium & Nuclear Components Total Return Index’s index level on a given Calculation Day is calculated as the sum of the market capitalization of the Index Components divided by the divisor, which is a mathematical factor defined at the inception of the Solactive Global Uranium & Nuclear Components Total Return Index. The divisor is adjusted by certain corporate actions and index rebalances. Additionally, dividends paid by any Index Component are applied across the entire basket by changing the divisor. The level of the Solactive Global Uranium & Nuclear Components Total Return Index changes based on the change of the prices of its Index Components taking into account their weight in the Solactive Global Uranium & Nuclear Components Total Return Index and any currency conversion in case the price of an Index Component is not quoted in U.S. dollars.

For intraday calculation of the Solactive Global Uranium & Nuclear Components Total Return Index, prices of Index Components not in U.S. dollars are converted using the current Intercontinental Exchange spot foreign exchange rate. If there is no current price available for an Index Component, the later of the most recent closing price or the last available trading price for the preceding trading day is used in the calculation. For the daily index closing value calculation, trading prices of Index Components not in U.S. dollars are converted using the 4pm London time WM Fixing quoted by Reuters. If there is no 4pm London time WM Fixing for the relevant Calculation Day, the last available 4pm London time WM Fixing will be used for the index closing value calculation.

Under certain circumstances, an adjustment of the Solactive Global Uranium & Nuclear Components Total Return Index may be necessary between two regular Rebalance Days. Such adjustment has to be made if a corporate action in relation of an Index Component occurs. Such adjustment may have to be done in relation to an Index Component and/or may also affect the number of Index Components and/or the weighting of certain Index Components.

Maintenance of the Solactive Global Uranium & Nuclear Components Total Return Index

The composition of the Solactive Global Uranium & Nuclear Components Total Return Index is reviewed on each Selection Day. Solactive will publish any changes made to the Index Components with sufficient notice before the relevant Adjustment Day.

As part of the index maintenance, Solactive will consider various events—also referred to as corporate actions—which result in an adjustment to the Solactive Global Uranium & Nuclear Components Total Return Index between two regular rebalances. Such events have a material impact on the price, weighting or overall integrity of Index Components. Therefore, they need to be accounted for in the calculation of the Solactive Global Uranium & Nuclear Components Total Return Index. Corporate actions will be implemented from the cum-day to the ex-day of the corporate action, so that the adjustment to the Undelrying Index coincides with the occurrence of the price effect of the respective corporate action. Solactive considers the following, but not conclusive, list of corporate action as relevant for index maintenance: cash distributions, stock distributions, share splits, reverse splits, capital increases, share repurchases, spin-offs, mergers and acquisitions, delistings, nationalization of a company and insolvency.

Oversight of the Solactive Global Uranium & Nuclear Components Total Return Index

The Oversight Committee is responsible for decisions regarding any amendments to the rules of the Solactive Global Uranium & Nuclear Components Total Return Index. Any amendment to these rules must be submitted to the Oversight Committee for prior approval and will be made in compliance with Solactive’s methodology policy.

Accelerated Return Notes®	TS-10

Accelerated Return Notes®
Linked to the Global X Uranium ETF, due December , 2026

The following graph shows the daily historical performance of the Underlying Fund on its primary exchange in the period from January 1, 2015 through October 1, 2025. We obtained this historical data from Bloomberg Finance L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Finance L.P. On October 1, 2025, the Closing Market Price of the Underlying Fund was $48.26. The graph below may have been adjusted to reflect certain actions, such as stock splits and reverse stock splits.

Historical Performance of the Underlying Fund

This historical data on the Underlying Fund is not necessarily indicative of the future performance of the Underlying Fund or what the value of the notes may be. Any historical upward or downward trend in the price per share of the Underlying Fund during any period set forth above is not an indication that the price per share of the Underlying Fund is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices of the Underlying Fund.

Accelerated Return Notes®	TS-11

Accelerated Return Notes®
Linked to the Global X Uranium ETF, due December , 2026

Supplement to the Plan of Distribution

Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

BofAS has informed us of the information in the following paragraph. MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.

We will pay a fee to LFT Securities, LLC for providing certain electronic platform services with respect to this offering, which reduces the economic terms of the notes to you. An affiliate of BofAS has an ownership interest in LFT Securities, LLC.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than one business days from the pricing date, purchasers who wish to trade the notes more than one business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

BofAS has advised us that MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices determined by reference to their pricing models at their discretion, and these prices will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. BofAS has advised us that at MLPF&S’s and BofAS’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S or BofAS for the notes is expected to be based on then-prevailing market conditions and other considerations, including the performance of the Underlying Fund and the remaining term of the notes. However, none of us, MLPF&S, BofAS or any of our respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S, BofAS or any of our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

BofAS has informed us that, as of the date of this term sheet, it expects that if you hold your notes in a BofAS account, the value of the notes shown on your account statement will be based on BofAS’s estimate of the value of the notes if BofAS or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding BMO or for any purpose other than that described in the immediately preceding sentence.

An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:

•	the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

•	a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above; and

•	a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive match plan for employees (“SIMPLEs”), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your Merrill financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

Accelerated Return Notes®	TS-12

Accelerated Return Notes®
Linked to the Global X Uranium ETF, due December , 2026

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Underlying Fund. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these notes at a rate that is more favorable to us than the rate which we refer to as our internal funding rate, which is the rate that we might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with costs associated with offering, structuring and hedging the notes, results in the initial estimated value of the notes on the pricing date being less than the public offering price.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the $10 per unit principal amount and will depend on the performance of the Underlying Fund. In order to meet these payment obligations, at the time we issue the notes, we expect to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, which may include MLPF&S, BofAS and/or one of their or our respective affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Underlying Fund, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

BofAS has advised us that the hedging arrangements will include a hedging related charge of approximately $0.05 per unit, reflecting an estimated profit to be credited to BofAS from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by our affiliates, MLPF&S, BofAS or any other hedge providers. Any profit in connection with such hedging activity will be in addition to any other compensation that the agent, and their or our respective affiliates receive for the sale of notes, which creates an additional incentive to sell the notes to you.

For further information, see “Risk Factors—Valuation- and Market-related Risks” beginning on page PS-6 and “Use of Proceeds and Hedging” on page PS-20 of product supplement EQUITY ARN-1.

Accelerated Return Notes®	TS-13

Accelerated Return Notes®
Linked to the Global X Uranium ETF, due December , 2026

Summary of Canadian Federal Income Tax Consequences

For a discussion of the material Canadian federal income tax consequences relating to an investment in the notes, please see the section entitled “Canadian Federal Income Tax Summary” in the product supplement EQUITY ARN-1.

United States Federal Income Tax Considerations

Although there is uncertainty regarding the U.S. federal income tax consequences of an investment in the notes due to the lack of governing authority, in the opinion of our counsel Davis Polk & Wardwell LLP, under current law, and based on current market conditions, it is reasonable to treat a note as a single financial contract that is an “open transaction” for U.S. federal income tax purposes. However, because our counsel’s opinion is based in part on market conditions as of the date of this document, it is subject to confirmation in the final pricing supplement. Assuming this treatment of the notes is respected, the tax consequences are as outlined in the discussion under “United States Federal Income Tax Considerations—Tax Consequences to U.S. Holders—ARNs Treated as Open Transactions” in the accompanying product supplement.

Even if the treatment of the notes as “open transactions” is respected, a purchase of a note may be treated as entry into a “constructive ownership transaction,” within the meaning of Section 1260 of the Code. In that case, all or a portion of any long-term capital gain a U.S. investor would otherwise recognize in respect of a note would be recharacterized as ordinary income to the extent such gain exceeded the “net underlying long-term capital gain.” Any long-term capital gain recharacterized as ordinary income under Section 1260 would be treated as accruing at a constant rate over the period the U.S. investor held the securities, and the U.S. investor would be subject to an interest charge in respect of the deemed tax liability on the income treated as accruing in prior tax years. Due to the lack of governing authority there is significant uncertainty as to whether or how these rules will apply to the notes. U.S. investors should read the section entitled “United States Federal Income Tax Considerations—Tax Consequences to U.S. Holders—ARNs Treated as Open Transactions—Possible Application of Section 1260 of the Code” in the accompanying product supplement for additional information and consult their tax advisors regarding the potential application of the “constructive ownership” rule.

We do not plan to request a ruling from the Internal Revenue Service (the “IRS”) regarding the treatment of the notes. If the IRS were successful in asserting an alternative treatment of the notes, the tax consequences of the ownership and disposition of the notes, including the timing and character of income recognized by U.S. investors, and the withholding tax consequences to non-U.S. investors, might be materially and adversely affected. For example, under one alternative characterization the notes may be treated as contingent payment debt instruments, which would require U.S. investors to accrue income periodically based on a “comparable yield” and generally would require non-U.S. investors to certify their non-U.S. status on an IRS Form W-8 to avoid a 30% (or a lower treaty rate) U.S. withholding tax. In addition, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. Furthermore, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

As discussed in the accompanying product supplement, Section 871(m) of the Code and the Treasury regulations thereunder (“Section 871(m)”) generally impose a 30% (or lower treaty rate) withholding tax on “dividend equivalents” paid or deemed paid to non-U.S. investors with respect to certain financial instruments linked to equities that could pay U.S.-source dividends for U.S. federal income tax purposes (“underlying securities”), as defined under the applicable Treasury regulations, or indices that include underlying securities. Section 871(m) generally applies to financial instruments that substantially replicate the economic performance of one or more underlying securities, as determined based on tests set forth in the applicable Treasury regulations. Pursuant to an IRS notice, Section 871(m) will not apply to notes issued before January 1, 2027 that do not have a delta of one with respect to any underlying security. Based on the terms of the notes and current market conditions, we expect that the notes will not have a delta of one with respect to any underlying security on the pricing date. However, we will provide an updated determination in the final pricing supplement. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on a non-U.S. investor’s particular circumstances, including whether the non-U.S. investor enters into other transactions with respect to an underlying security. If withholding is required, we will not be required to pay any additional amounts with respect to the amounts so withheld. Non-U.S. investors should consult their tax advisors regarding the potential application of Section 871(m) to the notes.

Both U.S. and non-U.S. investors considering an investment in the notes should read the discussion under “United States Federal Income Tax Considerations” in the accompanying product supplement and consult their tax advisors regarding all aspects of the U.S. federal income and estate tax consequences of an investment in the notes, including possible alternative treatments, and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

TS-14